Exhibit 16.1

For Immediate Release

Press Contacts:
Charles W. Fritz	David A. Kaminer
NeoMedia Technologies, Inc.	The Kaminer Group
+(239) 337-3434	+(914) 684-1934
cfritz@neom.com	dkaminer@kamgrp.com

NeoMedia Repositions Mobile Division for 2007

FORT MYERS, Fla., Dec. 22, 2006 - NeoMedia Technologies, Inc. (OTC BB: NEOM), a leader in market-driven technologies, today announced a series of strategic changes in the leadership of its NeoMedia Mobile division, including the departure of its COO, in repositioning the division for 2007.

Roger M. Pavane, NeoMedia’s senior vice president of sales and marketing and a 21-year wireless industry veteran, now leads efforts for the mobile division in the Americas, and Dr. Christian Steinborn, managing director of NeoMedia’s Gavitec AG - mobile digit subsidiary in Germany, leads efforts in Europe and Asia.

The reassignments were made, said Charles W. Fritz, NeoMedia’s founder, chairman and interim CEO, following the departure of Martin Copus, the company’s COO and head of NeoMedia Mobile, in “a decision reached mutually.” Mr. Copus joined NeoMedia in April 2005, and had been commuting between his native England and the company’s headquarters in Fort Myers.

Mr. Fritz said that NeoMedia is continuing to move forward with its revised strategy and business plan, including the recent divestitures of subsidiaries Mobot and Sponge and the intended sale of its micro paint business unit, while targeting all corporate resources on the continued enhancement and ongoing marketing and launch of its patented qode® suite of cell phone-based direct-to-mobile-web products.

NeoMedia’s patented qode (www.qode.com) suite is an easy-to-use set of applications, including qode®reader and qode®window, which provide One Click to Content™ connectivity for products, print, packaging and other physical objects to link directly to specific desired content on the Mobile Internet. qode®reader works with camera phones, letting users “click” on two-dimensional “smart codes” to access the Mobile Web site to which the code is linked, while qode®window lets users reach the same destination by entering a key word, slogan, or product barcode number.

About NeoMedia Technologies, Inc.
NeoMedia Technologies, Inc. (www.neom.com), is a diversified global company offering leading edge, technologically advanced products and solutions for companies and consumers, built upon its solid family of patented products and processes, and management experience and expertise. Its NeoMedia Mobile group of companies offers end-to-end mobile enterprise and mobile marketing solutions through its flagship qode direct-to-mobile-web technology and ground-breaking products and services from four of the leading mobile marketing providers in the U.S. and Europe. By linking consumers and companies to the interactive electronic world, NeoMedia delivers one-to-one, permission-based, personalized and profiled dialogue -- anytime and anywhere.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward-looking statement.

qode is a registered trademark, and qode®reader, qode®window and One Click to Content are trademarks of NeoMedia Technologies, Inc. Other trademarks are properties of their respective owners.